Exhibit 99

FORM 27

Securities Act

MATERIAL CHANGE REPORT UNDER
SECTION 75(3) OF THE ACT

1.     Reporting Issuer

        The reporting issuer is MI Developments Inc. (the "Corporation"), a corporation incorporated under the laws of the Province of Ontario and having its registered office at 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9.

2.     Date of Material Change

        The material change occurred on March 10, 2004.

3.     Press Release

        On March 10, 2004, a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to The Toronto Stock Exchange, to The New York Stock Exchange and to Canada Newswire for publication and dissemination through its North American Disclosure and Financial Capital Plus networks.

4.     Summary of Material Change

        On March 10, 2004, through distribution of the press release, the Corporation announced its results for the three months and year ended December 31, 2003. The Corporation also announced that it has filed a preliminary base shelf prospectus relating to the issuance of up to Cdn$650 million of unsecured debt securities. The Corporation announced that the Board of Directors declared the first quarterly dividend with respect to outstanding Class A Subordinate Voting Shares and Class B Shares in respect of the fiscal quarter ended December 31, 2003. The dividend of US$0.09 per share is payable on April 15, 2004 to shareholders of record at the close of business on March 31, 2004.

5.     Full Description of Material Change

        On March 10, 2004, through distribution of the press release, the Corporation announced its results for the three months and year ended December 31, 2003. The Corporation also announced that it has filed a preliminary base shelf prospectus relating to the issuance of up to Cdn$650 million of unsecured debt securities. The Corporation announced that the Board of Directors declared the first quarterly dividend with respect to outstanding Class A Subordinate Voting Shares and Class B Shares in respect of the fiscal quarter ended December 31, 2003. The dividend of US$0.09 per share is payable on April 15, 2004 to shareholders of record at the close of business on March 31, 2004.

        A copy of the Press Release issued on March 10, 2004 is attached.

6.     Reliance on Section 75(3) of the Act

        This report is not being filed on a confidential basis.

7.     Omitted Information

        Not applicable.

8.     Senior Officers

        For further information, please contact John Simonetti, Vice President and Chief Financial Officer of the Corporation at 905-726-7119.

9.     Statement of Senior Officer

        The foregoing accurately discloses the material change referred to herein.

        DATED at Aurora, Ontario as of the 11th day of March, 2004.

/s/ EDWARD C. HANNAH Edward C. Hannah Executive Vice-President, Secretary and General Counsel